EXHIBIT 8(a)

                    [Davis Polk & Wardwell letterhead]


                                                 April 2, 1999



Re:   Registration Statement on Form S-4

Exxon Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

Ladies and Gentlemen:

         We have acted as counsel for Exxon Corporation ("Exxon"), a New Jersey corporation, in connection with (i) the Merger, as defined and described in the Agreement and Plan of Merger dated as of December 1, 1998 (the "Merger Agreement") among Mobil Corporation ("Mobil"), a Delaware corporation, Lion Acquisition Subsidiary Corporation ("Merger Subsidiary"), a Delaware corporation and newly formed, wholly owned subsidiary of Exxon, and Exxon and (ii) the preparation and filing of the related Registration Statement on Form S-4 (the "Registration Statement"), which includes the Proxy Statement/Prospectus (the "Proxy Statement/Prospectus"), filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, each capitalized term used herein has the meaning ascribed to it in the Merger Agreement.

         In connection with this opinion, we have examined the Merger Agreement, the Proxy Statement/Prospectus and such other documents as we have deemed necessary or appropriate in order to enable us to render our opinion. For purposes of this opinion, we have assumed (i) the validity and accuracy of the documents that we have examined, (ii) that the Merger would be consummated in the manner described in Merger Agreement and the Proxy Statement/Prospectus, and that the representations made and the representations to be made by Exxon (together with Merger Subsidiary) and Mobil pursuant to Section 8.02(e) of the Merger Agreement are and will be accurate and complete. In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the IRS and such other authorities as we have considered relevant. It should be noted that

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Exxon Corporation                       2                        April 2, 1999


statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time (possibly with retroactive effect). A change in the authorities or the inaccuracy of any of the documents or assumptions on which our opinion is based could affect our conclusions.

         Based upon the foregoing, in our opinion, the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and Exxon, Mobil and Merger Subsidiary will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and accordingly, for U.S. federal income tax purposes:

         (i) holders of Exxon stock will not recognize any gain or loss as a result of the Merger;

         (ii) except in respect of cash received instead of fractional shares of Exxon Mobil common stock, holders of shares of Mobil stock will (1) not recognize any gain or loss as a result of the exchange of their shares of Mobil stock for Exxon Mobil stock, (2) have a tax basis in the Exxon Mobil stock received in the merger equal to the tax basis of the Mobil stock surrendered in the Merger, and (3) have a holding period with respect to the Exxon Mobil stock received in the Merger that includes the holding period of the Mobil stock surrendered in the Merger;

         (iii) a holder of Mobil common stock will be required to recognize gain or loss with respect to cash received instead of a fractional share of Exxon Mobil common stock, measured by the difference between the amount of cash received and the portion of the tax basis of the holder's shares of Mobil common stock allocable to the fractional share, which gain or loss will be capital gain or loss if the holder of Mobil common stock holds such stock as a capital asset within the meaning of Section 1221 of the Code and will be long-term capital gain or loss if the share of Mobil common stock exchanged for the fractional share was held for more than one year at the Effective Time;

         (iv) although the matter is not free from doubt (because of the absence of legislative, judicial or other authority directly on point), Mobil's payment of transfer taxes for which the Mobil shareholders are primarily liable, if any, may be taxable as a dividend to the Mobil shareholders; and

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Exxon Corporation                       3                        April 2, 1999


         (v) none of Exxon, Mobil or Merger Subsidiary will recognize gain or loss as a result of the Merger.

         The preceding are all of the material U.S. federal income tax consequences of the Merger. However, our opinion does not address U.S. federal income tax consequences which may vary with, or are contingent upon, a shareholder's individual circumstances. In addition, our opinion does not address any non-income tax or any foreign, state or local tax consequences of the Merger.

         In accordance with the requirements of Item 601(b)(23) of Regulation S-K under the Securities Act, we hereby consent to the discussion of this opinion in the Proxy Statement/Prospectus, to the filing of this opinion as an exhibit to the Proxy Statement/Prospectus and to the reference to our firm under the headings "THE MERGER TRANSACTION-Material Federal Income Tax Consequences of the Merger," "THE MERGER AGREEMENT-Conditions to the Completion of the Merger" and "LEGAL MATTERS" in the Proxy Statement/Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

                                            Very truly yours,

                                            /s/ Davis Polk & Wardwell

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